SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 22, 2021

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Online Education Inc. (CIK No. 0001838937)

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Global Online Education Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

March 22, 2021

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020.

*        *         *

Draft Registration Statement

Securities and Exchange Commission

March 22, 2021

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charlotte Lu, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 1801 or via email at chalu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao, Esq.

cc:	Yi Zhang, Chief Executive Officer, Global Online Education Inc.

Ricky Kwok Yin Ng, Chief Financial Officer, Global Online Education Inc.

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP